November 2012 Pricing Sheet dated November 2, 2012 relating to Preliminary Terms No. 16 dated October 31, 2012 Registration Statement No. 333-177923 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due November 5, 2015

Based on the Performance of the Common Stock of QUALCOMM Incorporated

PRICING TERMS – NOVEMBER 2, 2012
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common Stock of QUALCOMM Incorporated
Aggregate principal amount:	$6,874,530
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and Issue Price” below)
Pricing date:	November 2, 2012
Original issue date:	November 7, 2012 (3 business days after the pricing date)
Maturity date:	November 5, 2015, subject to adjustments for certain market disruption events and as described under “Description of the Securities — Payment at Maturity” in the accompanying product supplement no. MS-4-I
Early redemption:	If, on any of the first eleven determination dates, the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:

•   If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.2425 (2.425% of the stated principal amount) per security on the related contingent payment date.

•   If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	February 1, 2013, May 2, 2013, August 2, 2013, November 1, 2013, February 3, 2014, May 2, 2014, August 1, 2014, November 3, 2014, February 2, 2015, May 1, 2015, August 3, 2015 and November 2, 2015, subject to postponement for non-trading days and certain market disruption events. We also refer to November 2, 2015 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final stock price is less than the downside threshold level:	(i) the cash value or (ii) at our option, a number of shares of the underlying stock equal to the exchange ratio as of the final determination date
Cash value:	The amount in cash equal to the product of (a) $10 divided by the initial stock price and (b) the closing price of one share of the underlying stock on the valuation date, subject to adjustment in the event of certain corporate events affecting the underlying stock
Exchange ratio:	0.16872, which is the stated principal amount divided by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$44.4525, which is equal to 75% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock

Initial stock price:	$59.27, which is the closing price of the underlying stock on the pricing date divided by the adjustment factor
Final stock price:	The closing price of the underlying stock on the final determination date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
CUSIP/ISIN:	46637G199 / US46637G1994
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per security	$10.00	$0.225	$9.775
Total	$6,874,530.00	$154,676.925	$6,719,853.075

(1)	The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-37 of the accompanying product supplement no. MS-4-I.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.225 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See “Underwriting (Conflicts of Interest)” beginning on page PS-63 of the accompanying product supplement no. MS-4-I.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, the related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Securities” at the end of this document.

Preliminary Terms No. 16 dated October 31, 2012: http://www.sec.gov/Archives/edgar/data/19617/000095010312005768/crt_dp33888-fwp.pdf

Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.